UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                  A.S.V., INC.
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                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                    001963107
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                                 (CUSIP Number)

                                CATERPILLAR INC.
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                       (Name of Persons Filing Statement)

                             R. RENNIE ATTERBURY III
                  Vice President, Secretary and General Counsel
                                Caterpillar Inc.
                               100 NE Adams Street
                              Peoria, IL 61629-7310
                            Tel. No.: (309) 675-1000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 31, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.   001963107                                      Page  2  of  5  Pages
          -------------                                         ---    ---

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(1)      NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Caterpillar Inc.
         FEIN: 37-0602744

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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [  ]
                                                                       (b) [  ]

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(3)      SEC USE ONLY


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(4)      SOURCE OF FUNDS*
         WC

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(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 [  ]

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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

                                        ----------------------------------------
                                        (7)       SOLE VOTING POWER
                                                  11,267,127

                                        ----------------------------------------
                                        (8)       SHARED VOTING POWER
 NUMBER OF SHARES                                 None
BENEFICIALLY OWNED
BY EACH REPORTING                       ----------------------------------------
     PERSON                             (9)       SOLE DISPOSITIVE POWER
                                                  11,267,127

                                        ----------------------------------------
                                        (10)      SHARED DISPOSITIVE POWER
                                                  None


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(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,267,127

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(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                       [  ]

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(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         approximately 51%

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(14)     TYPE OF REPORTING PERSON*
         CO

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

PRELIMINARY NOTE

         The Reporting Person (as defined below) listed on the cover page to this Schedule 13D hereby makes the following Statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder.

         The shares of common stock, par value $0.01 per share (the "Common Stock" or the "Shares," an individual share of which is a "Share"), of A.S.V., Inc., a Minnesota corporation (the "Issuer") covered by this report were acquired by Caterpillar Inc. ("Caterpillar") subject to the terms and conditions of (i) the Securities Purchase Agreement dated October 31, 2000 by and between Caterpillar and the Issuer (the "Securities Purchase Agreement"), which is attached as Exhibit 1 hereto, and (ii) the Replacement Warrant (the "Replacement Warrant"), which is attached as Exhibit 2 hereto, granted to Caterpillar pursuant to the Securities Purchase Agreement.

         The information contained in the following schedules is incorporated herein by reference: (i) original Schedule 13D ("Original Schedule 13D") filed October 26, 1998 by Caterpillar, and (ii) Amendment No. 1 to the Original
Schedule 13D ("Amendment No. 1") filed February 9, 1999 by Caterpillar.

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 840 Lily Lane, Grand Rapids, Minnesota 55744.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is filed by Caterpillar Inc. ("Caterpillar" or the "Reporting Person"), a Delaware corporation, which is a leading manufacturer of earthmoving and construction equipment. Caterpillar distributes its products through its worldwide network of independent dealers. Caterpillar's principal offices are located at 100 NE Adams Street, Peoria, Illinois 61629.

         During the last five years, to the best of Caterpillar's knowledge, neither Caterpillar nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Shares and Replacement Warrant to be Issued to Caterpillar
----------------------------------------------------------

         Pursuant to the Securities Purchase Agreement and subject to the terms and conditions therein, Issuer issued and sold to Caterpillar and Caterpillar purchased from Issuer for an aggregate purchase price of $9,000,000, 500,000 shares of Common Stock. Concurrent with this purchase, the warrant dated October 14, 1998, whereby Issuer issued a warrant to Investor for 10,267,127 shares of Common Stock (the "Original Warrant"), was amended by the issuance of a Replacement Warrant to reduce the number of shares of Common Stock subject to the Replacement Warrant by 500,000 shares to 9,767,127 shares. The Original Warrant has been terminated and is of no further force or effect.

         The source of the $9,000,000 used by Caterpillar for its purchase of 500,000 shares of Common Stock was from available working capital. If and when Caterpillar elects to exercise the Replacement Warrant held by it, Caterpillar presently anticipates that the up to $ 205,109,667 that would be required to be paid by Caterpillar for the shares of Common Stock issuable upon the exercise of the Replacement Warrant will be from available working capital and funds borrowed by Caterpillar in the ordinary course of business. Reference is hereby made to the Securities Purchase Agreement and the Replacement Warrant for the full text of their terms, including the conditions upon which they may be exercised or terminated as applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         (a)-(j) Caterpillar acquired the Shares to fund the Issuer's participation in new product research and development between Caterpillar and the Issuer. On October 31, 2000, the Issuer and Caterpillar entered into the Securities Purchase Agreement, pursuant to which, the Issuer issued and sold to Caterpillar and Caterpillar purchased from Issuer for an aggregate purchase price of $9,000,000, 500,000 shares of Common Stock. Concurrent with this purchase, the Original Warrant was amended by the issuance of a Replacement Warrant to reduce the number of shares of Common Stock subject to the Warrant by 500,000 shares to 9,767,127 shares. The Original Warrant Certificate has been terminated and is of no further force or effect.

         The Replacement Warrant grants Caterpillar the right to purchase an additional 9,767,127 shares of Common Stock at an exercise price of $21.00 per share, exercisable in whole or in part at any time and from time to time from October 31, 2000 until January 29, 2009 (subject to certain rights of the Issuer to accelerate such date), pursuant to the terms of the Replacement Warrant, which is attached hereto as Exhibit 2.

         The descriptions herein of the Securities Purchase Agreement and the Replacement Warrant are qualified in their entirety by reference to such agreements which are incorporated herein by reference in their entirety.

         Other than as described above, Caterpillar has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Caterpillar reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Caterpillar owns 1,500,000 shares of Common Stock and has the right to acquire an additional 9,767,127 shares of Common Stock (the "Warrant Shares") through the exercise of the Replacement Warrant more fully described in Item 4. As a result, Caterpillar has, if the Replacement Warrant is exercised in full, the sole power to vote or direct the voting of, and to dispose or to direct the disposition of, 11,267,127 shares of Common Stock.

         Except as described herein, neither Caterpillar nor, to the best of Caterpillar's knowledge, any director or executive officer of Caterpillar, beneficially owns or has acquired or disposed of any Shares of the Issuer during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except for the Securities Purchase Agreement and the Replacement Warrant, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         1. Securities Purchase Agreement, dated October 31, 2000 between Caterpillar Inc., as Investor, and A.S.V., Inc., as Issuer.

         2. Replacement Warrant, dated October 31, 2000, between Caterpillar Inc., as Holder, and A.S.V. Inc.

                                    SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2000
                                       CATERPILLAR INC.

                                       By:   /s/  R.Rennie Atterbury III
                                           ----------------------------------
                                       Name:    R. Rennie Atterbury III
                                       Title:   Vice President and Secretary



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